UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017
Commission File Number: 001-35284

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

9 Rothschild Blvd., Tel Aviv 6688112, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THE TEXT OF THIS FORM 6-K, INCLUDING PARAGRAPHS 1-5 OF EXHIBIT 99.1 ATTACHED HERETO, IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

On November 14, 2017, Ellomay Capital Ltd. (the “Company”) issued a press release titled “Ellomay Capital Reports an Update to the Standard & Poors Maalot Rating”, attached hereto as Exhibit 99.1 and incorporated by reference herein.

As noted in the press release, pursuant to the terms of the Company’s Series B Debentures, a rating downgrade such as the downgrade described in the press release triggers an increase of 0.25% to the annual interest rate payable on the principal of the Series B Debentures as follows:

1.
During the period commencing upon the current interest period (i.e., June 30, 2017) and until the date in which the rating was reduced (i.e., November 13, 2017), the principal of the Debentures will bear an annual interest rate of 3.44%.

2.
During the period commencing upon the date in which the rating was reduced (i.e., November 13, 2017) and until the next interest payment date (i.e., December 31, 2017) the principal of the Debentures will bear an annual interest rate of 3.69%.

3.
Based on the annual interest rates set forth above, the weighted-average interest rate payable on the outstanding principal of the Debentures on the next interest payment date will be 1.7533%, representing an annual interest rate of 3.5983%.

4.	The annual and semi-annual interest rates for the next payment periods of the Debentures will be 3.69% and 1.845%, respectively.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this report regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “will,” “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements including additional changes in the ratings of the Company’s Debentures, changes in the market and potential defaults of the Company under the Debentures. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

By: /s/ Kalia Weintraub
Kalia Weintraub
Chief Financial Officer

Dated: November 14, 2017